                                                                    EXHIBIT G-22

CENTERPOINT ENERGY SEES LIGHT AT THE END OF THE TUNNEL

     On a consolidated basis, CenterPoint Energy Inc. (CenterPoint; BBB/Watch Neg/A-2) has a substantial amount of debt; debt leverage was about 83% at Sept. 30, 2002 (excluding transition bonds). However, investors should recognize that this capital structure is by design, and temporary. In accordance with the Texas Electric Restructuring Law, which deregulated the state's electricity system, CenterPoint will sell its wholly owned Texas Genco subsidiary, and use the proceeds to pay down debt. In addition, regulatory assets accrued from mid-1998 through January 2004 will be factored into the calculation of recoverable costs related to generation (stranded costs). CenterPoint expects to receive in excess of $5 billion, which will be applied to the paydown of debt during 2004 and 2005. Thus, by 2006, debt is expected to account for between 55% and 60% of total capital.

     CenterPoint's `BBB' rating reflects Standard & Poor's extended view of the company's creditworthiness beyond this current period of weak financials, given the virtual certainty the legal path will be followed to this outcome. Standard & Poor's believes the potential for a change in legislation to be highly unlikely, and furthermore, believes that the legislation provides specific guidance as to how CenterPoint will be compensated for its generation investment.

     It is important to note that CenterPoint does face significant hurdles before it reaches that light at the end of the tunnel. A series of events that precluded CenterPoint from refinancing large bank facilities in the capital markets has resulted in high interest rates and a series of mandatory prepayments that heighten the near-term risk to the company. CenterPoint will need to either secure additional financing or renegotiate the terms of its current bank facility as a prerequisite for financial health; this risk is reflected by the CreditWatch listing. This article will hold the issue of refinancing risk aside, and focus on the logistics of recovering costs and paying down debt.

     CenterPoint is the newly created holding company of CenterPoint Energy Houston Electric LLC (CEHE; BBB/Watch Neg), an electricity distributor, and CenterPoint Resources Corp., a gas distributor, with pipeline and gathering operations as well as the Texas Genco subsidiary.

     Texas restructuring legislation became effective Sept. 1, 1999, but actual restructuring of the industry began on Jan. 1, 2002. At that time, CEHE froze its distribution tariffs, segregated its generation assets (Texas Genco), and included its retail supply business in Reliant Resources Inc. (B+/Watch Dev/--), which was spun off from CenterPoint in September 2002.

     The legislation envisioned the evolution of a competitive power market over a two-year period, after which CenterPoint's generation assets would have an established market value. A "true-up" provision was created to ensure that neither the customers nor CenterPoint would be disadvantaged economically as a result of the two-year transition period. Thus, CenterPoint records a noncash revenue through the Excess of Cost Over Market (ECOM) element of the true-up proceeding, which represents a regulatory return on generation assets. The actual amount of the ECOM element is determined by comparing the price of power assumed by the Texas Public Utilities Commission (PUC) in its early estimate of stranded costs (roughly $43 per megawatt-hour (MWh)) to the cash proceeds received from power sales of Texas Genco, as determined at auctions of Texas Genco's power output (currently about $25 per MWh). By law, CenterPoint must sell 15% of capacity in a state-mandated auction, and can sell the remainder in contractually mandated auctions. Noncash ECOM revenues are estimated to represent 35% of 2002 EBITDA, and are recorded as a regulatory asset on the balance sheet.

     To reduce exposure to stranded costs related to generation assets, CenterPoint redirected a portion of depreciation expense from distribution assets to generation assets as set forth in the restructuring legislation. Furthermore, depreciation expense was accelerated to reduce the book value of generation assets in an amount equal to the earnings in excess of the allowed return from 1998 to 2002. In October 2001, the PUC determined that CenterPoint had overmitigated its stranded costs, and required the company to reverse a portion of the accrued regulatory asset. As a result of the requirement to refund previously collected mitigation, the company is now allowed to recreate a regulatory asset in an amount equal to the dollars refunded, which will be recovered in the 2004 true-up. In addition, the previously redirected depreciation has become an additional asset to be recovered in that proceeding.

     CenterPoint plans to distribute just about 19% of its ownership in Texas Genco stock before Jan. 10, 2003. This timing positions CenterPoint to file for a true-up of its stranded cost on the earliest date permissible (Jan 10, 2004) after which point the PUC has, by statute, 150 days to render a judgment. The PUC will apply a partial stock valuation to determine a market price for Texas Genco. Importantly, the valuation has negligible effect on the funds ultimately received by CenterPoint; any shortfall between book value and sale price will be recovered from customers. Various other regulatory accounts factor into the true-up of stranded costs, including the ECOM asset, pollution-control expenditures, assets and liabilities related to modifications of depreciation expense, fuel underrecovery or overrecovery, and above or below market purchased-power costs. This balance will be slightly offset by the "retail clawback" -- a payment that Reliant Resources must make to CenterPoint (estimated to be less than $200 million) if at the end of the transition period, Reliant Resources has retained more than 40% of the supply customers that it purchased from CenterPoint.

     CenterPoint hopes to receive proceeds from the sale of Texas Genco in early 2004; Reliant Resources has the right of first refusal to purchase CenterPoint's remaining ownership (81%) in Texas Genco. If Reliant Resources does not choose to exercise its option, CenterPoint has stated its intent to sell the remaining stock in Genco or to sell the assets of Texas Genco in the same general time frame. The proceeds will be applied to debt pay-down. The remaining balance of stranded costs and regulatory assets will be recovered by CEHE, given that it is the utility that has the right to recover stranded costs. The utility must obtain a financing order to issue securitization bonds. Proceeds from the securitization bonds are expected to be received in mid-2005. The financing order creates a property right to collect a nonbypassable transition charge from customers via a surcharge to monthly bills, which will service the transition bond debt. The increase to customer tariffs is expected to be around 10%.

     In October 2001, under the same securitization provisions of the Texas Restructuring Law, CenterPoint (previously Reliant Energy Inc.) issued $749 million of transition bonds, rated `AAA' by Standard & Poor's, related to certain regulatory assets. At that time, no parties appealed Reliant Energy's financing order. However, several parties appealed the financing orders for the transition bonds issued to two other Texas utilities. In one of those cases, the Texas Supreme Court unanimously rejected a challenge to the securitization provisions based on provisions of the Texas Constitution. Although this debt remains on CEHE's balance sheet, it is not CEHE's obligation. Thus, Standard & Poor's backs out the debt and surcharge cash flows from reported financial statements when calculating CenterPoint's financial ratios.

     When the transition bond proceeds are received, CEHE must offer to apply the proceeds to prepay a $1.3 billion loan, per the terms of that financing. In the event that the lenders decline, and no bonds are maturing at the utility, CEHE may distribute the cash to CenterPoint, which would go toward extinguishing debt at the holding company. This can be accomplished by various means such as repayment of intercompany debt, dividend distributions, or return of capital. It is not anticipated that regulatory restrictions would impede this action. Standard & Poor's analyzes CenterPoint's financial profile on a consolidated basis; the issuer credit ratings of `BBB' on both CenterPoint and CEHE indicate that both entities have the same default risk. The important credit event is that debt be reduced, no matter where it is paid down. Standard & Poor's recognizes that the path to the tunnel's end may not be perfectly straight--there could be delays in the Texas Genco sale, and CenterPoint might not be able to pay down certain securities immediately upon receipt of cash and/or pay down the highest-cost securities first. However, Standard & Poor's does not expect these potential deviations to lead CenterPoint far off course. Importantly, CenterPoint will emerge as a low-risk electricity and gas distribution company, with solid financial parameters.

                                                                CHERYL E. RICHER
                                                       New York (1) 212-438-2084

From Standard & Poor's "Utilities & Perspectives" for the week of December 2, 2002.